Exhibit 15

     Telvent Announces Third Quarter 2008 Financial Results
•	Third Quarter Pro Forma Revenues of € 160.0 million, a 28.9% increase from Q3 2007. Third Quarter Organic Growth of 18.2%

•	Nine-month Pro Forma Operating Margin and EPS improved

•	New Order Bookings of € 148.9, a 42.6% increase from Q3 2007
November 20, 2008 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, announced today its unaudited financial results for the third quarter and nine—month periods ended September 30, 2008.
Pro forma revenues for the third quarter 2008 were € 160.0 million, an increase of 28.9% (18.2% organic), from € 124.1 million in the third quarter of 2007. Pro forma revenues for the first nine months of 2008 were € 444.4 million, compared to € 391.1 million in the first nine months of 2007.
Pro forma gross margin was 25.1% for the third quarter of 2008, compared to 24.3% in the third quarter of 2007. Pro forma gross margin for the first nine months of 2008 was 25.3%, compared to 23.9% in the same period of 2007.
Pro forma operating margin for the third quarter 2008 was 7.7%, compared to 8.1% in the third quarter 2007. Pro forma operating margin was 7.1% for the first nine months of 2008, compared to 6.9% in the first nine months of 2007. Pro forma income from operations increased by 22.8% and 17.2% in the third quarter 2008 and the first nine months of 2008, respectively, compared to the same periods of the prior year.
U.S. GAAP net income for the third quarter 2008 increased by 65.5%, compared to the same period of 2007, while U.S. GAAP net income for the first nine months of 2008 increased by 17.1%, compared to the same period of 2007.
Pro forma net income for the third quarter 2008 was € 6.1 million, compared to € 5.8 million in the third quarter 2007. Pro forma EPS for the third quarter 2008 was € 0.21, compared to € 0.20 in the third quarter 2007. Pro forma net income for the first nine months of 2008 was € 17.9 million, versus € 17.3 million during the first nine months of 2007. Pro forma EPS for the first nine months of 2008 was € 0.61, versus € 0.59 for the same period in 2007.
New order bookings (or new contracts signed) during the third quarter of 2008 totaled € 148.9 million, showing an increase of 42.6% (33% organic) from € 104.3 million in the third quarter 2007. The accumulated bookings year—to—date were € 476.9 million, compared to 446.9 million in the same period of 2007.
Backlog (representing the portion of signed contracts for which performance is pending) was € 573.0 million as of September 30, 2008, reflecting an 11.1% growth over the € 515.7 million in backlog
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at the end of September 2007. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 146.4 million as of September 30, 2008.
Pipeline, measured as management’s estimates of opportunities for the following twelve months, is expected to approximate € 3.2 billion.
As of September 30, 2008, cash and cash equivalents were € 71.4 million and total debt (including € 114.5 million of net credit line due to related parties) amounted to € 200.3 million, resulting in a net debt position of € 128.9 million.
For the first nine months of 2008, cash used in operating activities was € 102.5 million, compared to € 71.3 million used in the same period last year. Cash provided by investing activities in the first nine months of 2008 amounted to € 29.9 million, compared to € 20.1 million provided in the same period of 2007.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “I am satisfied to say we have closed a solid quarter despite the unprecedented market environment worldwide. We have achieved double-digit revenue growth in the quarter, most of which came from our core organic business. Our strong bookings and backlog put us in a favorable position to look into the rest of fiscal year 2008 and into 2009. In addition, we continue to achieve commendable improvements in gross and operating margins, in line with our plan to increase our portfolio of value-added solutions.”
“I would also like to point out how particularly pleased I am with the closing of the DTN acquisition, which we completed in October. I strongly believe in the synergies between the two companies, which we have started to work on already. We are convinced that this acquisition will significantly benefit our clients, as we are now able to introduce a new information technology delivery model, with more and new higher value-added products and solutions”, he concluded.
Business Outlook
As a result of the DTN acquisition, the increase in capital and the results achieved through September 30, 2008, we are updating our guidance for the fiscal year 2008. Organic revenue growth is expected to be between the range of 8% and 10% (from a previous range of 12% to 14%). Gross margin is expected to be between the range of 24% and 26%, while operating margin between 8.5% and 9.5% (from previous ranges of 23% to 25% and 8% to 9%, respectively). Finally, pro forma diluted EPS is expected to be in the range of € 1.18 to € 1.23. Pro forma diluted EPS were determined by using an expected weighted average number of shares issued and outstanding in the year of 30,096,995 shares.
Business Highlights
Energy
Some of the most relevant projects signed during the third quarter of 2008 were as follows:
▪	Contract signed with Petroproducción, in Ecuador, to implement Telvent’s SCADA OASyS system in Petroproducción’s main control center and production centers located in the Amazon district. Use of the SCADA OASyS system in the main control center will allow Petroproduction centralized and real-time monitoring and control of its operations, as well as enable detection and remedial action associated with potential leaks and enhanced security levels for information access. This is expected to
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result in greater efficiencies in the extraction, transportation and production of crude oil, as well as overall security improvements. Telvent will also be in charge of the geographical information applications and personnel training.

▪	Contract with TransCanada Corporation to supply a central control system solution for its new Keystone Pipeline. Telvent will provide its industry-leading OASyS®DNA 7.5 SCADA and SimSuite modelling systems, along with integrated Telvent Liquids Suite applications and a third-party (OSIsoft PI) Engineering Historian. Telvent will also provide an Operator Training Simulator, which is planned to be available one year prior to commercial operations of the pipeline, allowing Keystone operations personnel the ability to train on the Central Control System well before the pipeline is in operation.

▪	Contract signed with Abener to supply the DCS for the solar plant power station in Algeria. This contract covers not only control system supply, but plant-managed engineering, programming and system start-up services as well.
Transportation
During the third quarter, some of the significant contracts signed were:
▪	Contract to implement an E-ZPass toll collection system on the Newport-Pell Bridge by the Rhode Island Turnpike and Bridge Authority (RITBA). The project involves the design, development, installation and maintenance of an EZPass electronic toll collection system. The conversion of the existing RITBA token system to the electronic E-ZPass system will increase patron convenience and improve traffic flow, reducing traffic congestion and vehicular emissions that cause pollution. Telvent will install a complete electronic toll collection system on 10 toll lanes, including hardware and software, and provide a central host computer system to process, store and report RITBA toll transactions and revenue.

▪	Contract with Acciona, in Brazil, to supply, install and start up an ITS system made up of CCTV subsystems, speed control and a control center. The CCTV subsystem will have 84 digital television cameras located along the 200 km of highway. The speed control subsystem will have 10 speed metering points equipped with radar systems capable of 2-lane speed calculations, and will record images of cars exceeding the speed limit. All units will be connected to a control center located in the city of Vassouras.

▪	Contract signed with the Hawaii Department of Transportation in the U.S. to develop, manage, and promote a pilot demonstration of Hawaii’s freeway service patrol program. Telvent will develop and demonstrate freeway service patrols on the Island of Oahu, with the goal of expanding the current monitoring and management freeway system. Specifically, patrols will control six segments or “beats” of the two most congested freeways in the Honolulu area. These efforts will solve the high and increasing levels of congestion, especially during incidents. Telvent will provide a fleet of trucks, train operators, set up the administration of the program, and provide an on-going promotional program.
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Environment
During the third quarter, significant contracts signed were:
▪	The Macro-Project for Water Supply to Libya. Telvent has been selected to develop the PCCS (Permenant Control and Communication System) package of Phase 4 (the Ghadames — Az Zawiyah — Zwara phase) of the Great Man-Made River (GMMRA) project of the government of Libya, which is intended to supply water to the entire coast of Libya. The project is expected to resolve the issue associated with lack of water resources in the region and to ensure 24-hour-a-day water supply to the population, without interruptions due to shortages. It will be implemented over a two-year period and is entrusted to Telvent for a total of 25.5 million Euros. Telvent will handle the installation of the total equipment necessary for controlling the water pipeline that is currently under construction.

▪	Renewal of the contract with the Council for the Environment of the Regional Government of Andalusia, in Spain, for maintenance of the Andalusian Environmental Quality Monitoring and Control Network. Telvent will handle maintenance and operation of over 200 points for measuring environmental quality, including private networks that support Andalusian Administration and those of the Control Center.
DTN Acquisition
On September 15, 2008, Telvent reached an agreement, closed on October 28, 2008, to acquire, for $445 million, U.S.-based business information services provider DTN Holding Company, Inc. (DTN). The acquisition of DTN marks another important strategic step in Telvent fulfilling its vision to help build a sustainable world, by adding an important new segment-agriculture-and by strengthening its existing energy, transportation and environment segments. In addition, this acquisition reinforces Telvent’s U.S. base and secures a significant position in the growing information services sector. The synergies between the two companies should enable Telvent to deliver new higher value-added services to our customers worldwide, which is expected to result in new growth, more recurrent revenues and improved operating margins for Telvent.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance, as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, U.S. GAAP results.
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Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark-to-market hedging, that Telvent believes are not indicative of its core performance or results. Reconciliation between U.S. GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer, and Barbara Zubiria, Chief Financial Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss the third quarter 2008 results, which will be simultaneously webcast at 1:00 P.M. Eastern Time / 7:00 P.M. Madrid Time on Thursday, November 20, 2008.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 71451227.
About Telvent
Telvent (NASDAQ: TLVT) is a unique global company listed on the NASDAQ Stock Exchange and a component of the CleanTech IndexTM —the first and only stock market index of leading clean technology (“cleantech”) companies.
Telvent, the IT Company for a sustainable and secure world, specializes in high-value-added products, services and integrated solutions in the Energy, Transportation, Environmental and Public Administration industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)
Investor Relations Contact:
Barbara Zubiria
Tel. +34 902 335599
Email: barbara.zubiria@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: ldomville@hfgcg.com
Communication Contact
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Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@abengoa.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008, and updated, if applicable, on Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2008, and June 30, 2008, filed with the Securities and Exchange Commission on May 22, 2008 and September 26, 2008, respectively.
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Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€71,410	€73,755
Restricted cash	—	8,590
Other short-term investments	785	461
Derivative contracts	2,402	3,544
Accounts receivable (net of allowances of € 556 as of September 30, 2008 and € 639 as of December 31, 2007)	120,159	143,261
Unbilled revenues	265,152	196,307
Due from related parties	14,321	38,773
Inventory	26,779	21,194
Other taxes receivable	11,878	9,309
Deferred tax assets	7,505	2,399
Other current assets	5,261	3,476

Total current assets	€525,652	€501,069
Deposits and other investments	7,258	7,103
Investments carried under the equity method	6,685	219
Derivative contracts	665	—
Property, plant and equipment, net of accumulated depreciation of € 35,467 as of September 30, 2008 and € 45,915 as of December 31, 2007	55,589	52,975
Long-term receivables and other assets	8,584	8,605
Deferred tax assets	15,642	16,529
Other intangible assets, net of accumulated amortization of € 19,735 as of September 30, 2008 and € 16,373 as of December 31, 2007	30,361	22,381
Goodwill	52,008	64,638

Total assets	€702,444	€673,519

Liabilities and shareholders’ equity:
Accounts payable	€201,846	€255,608
Billings in excess of costs and estimated earnings	24,839	35,501
Accrued and other liabilities	17,117	10,684
Income and other taxes payable	15,029	21,452
Deferred tax liabilities	4,804	2,546
Due to related parties	128,222	25,315
Current portion of long-term debt	1,123	3,488
Short-term debt	49,863	63,998
Short-term leasing obligations	7,702	7,075
Derivative contracts	3,133	3,686

Total current liabilities	€453,678	€429,353
Long-term debt less current portion	12,818	12,230
Long-term leasing obligations	19,544	22,959
Other long term liabilities	10,518	8,198
Deferred tax liabilities	5,406	6,361
Unearned income	1,501	409
Derivative contracts	923	—

Total liabilities	€504,388	€479,510

Continued

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Minority interest	4,306	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 nominal par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	42,249	42,072
Accumulated other comprehensive income	(6,256)	(5,294)
Retained earnings	69,868	65,453

Total shareholders’ equity	€193,750	€190,120

Total liabilities and shareholders’ equity	€702,444	€673,519

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues	€169,669	€128,643	€457,604	€406,602
Cost of revenues	128,034	97,953	343,620	312,857

Gross profit	€41,635	€30,690	€113,984	€93,745

General and administrative	17,091	10,529	46,244	36,946
Sales and marketing	5,054	4,569	17,091	12,816
Research and development	4,648	4,105	13,740	13,864
Depreciation and amortization	2,883	2,360	8,485	7,523

Total operating expenses	€29,676	€21,563	€85,560	€71,149

Income from operations	€11,959	€9,127	€28,424	€22,596
Financial income (expense), net	(2,929)	(4,192)	(9,262)	(9,116)
Income from companies carried under the equity method	183	—	309	—

Total other income (expense)	€(2,746)	€(4,192)	€(8,953)	€(9,116)

Income before income taxes	€9,213	4,935	19,471	13,480
Income tax expense (benefit)	1,999	1,033	3,273	1,266

Net income before minority interest	€7,214	€3,902	€16,198	€12,214

Loss/(profit) attributable to minority interests	(1,256)	(302)	(1,832)	50

Net income	€5,958	€3,600	€14,366	€12,264

Earnings per share
Basic and diluted net income per share	€0.20	€0.12	€0.49	€0.42

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended
	September 30,
	2008	2007
Cash flows from operating activities:
Net income	€14,366	€12,264
Adjustments to reconcile net income to net cash provided by operating activities	12,572	7,263
Change in operating assets and liabilities, net of amounts acquired	(129,164)	(85,592)
Change in operating assets and liabilities due to temporary joint ventures	(323)	(5,200)

Net cash provided by (used in) operating activities	€(102,549)	€(71,265)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,115	22,917
Acquisition of subsidiaries, net of cash	(738)	(6,997)
Purchase of property, plant & equipment	(5,790)	(4,152)
Investment in intangible assets	(1,284)	—
Disposal /(acquisition) of investments	(4,945)	260

Net cash provided by investing activities	€29,948	€20,073

Cash flows from financing activities:
Proceeds from long-term debt	1,331	2,193
Repayment of long-term debt	(1,187)	(4,942)
Proceeds from short-term debt	66	25,712
Repayment of short-term debt	(21,556)	(15,756)
Due to related parties	102,658	52,824
Dividends paid	(9,951)	(8,774)
Dividends paid to minority interest	(1,163)	—
Proceeds (repayments) of long term liabilities	(191)	(711)

Net cash provided by financing activities	€70,007	€50,546

Net increase (decrease) in cash and cash equivalents	€(2,594)	€(646)
Net effect of foreign exchange in cash and cash equivalents	249	(273)
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235

Cash and cash equivalents at the end of period	€71,410	€68,313

Non-cash transactions:

Capital leases	€2,101	€2,546
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Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended September 30, 2008				Nine months ended September 30, 2008
	GAAP	Adjustments		Proforma	GAAP	Adjustments		Proforma
Revenues	€169,669	€(9,714)	(1)	€159,955	€457,604	€(13,240)	(1)	€444,364
Cost of revenues	128,034	(8,260)	(1)	119,774	343,620	(11,848)	(1)	331,772

Gross profit	€41,635	€(1,454)		€40,181	€113,984	€(1,392)		€112,592

General and administrative	17,091	(452)	(2)	16,639	46,244	(1,356)	(2)	44,888
Sales and marketing	5,054			5,054	17,091			17,091
Research and development	4,648			4,648	13,740			13,740
Depreciation and amortization	2,883	(1,413)	(3)	1,470	8,485	(3,089)	(3)	5,396

Total operating expenses	€29,676	€(1,865)		€27,811	€85,560	€(4,445)		€81,115

Income from operations	11,959	411		12,370	28,424	3,053		31,477
Financial (expense), net	(2,929)	(1,500)	(4)	(4,429)	(9,262)	176	(4)	(9,086)
Income from companies under equity method	183	(183)	(1)	—	309	(309)	(1)	—

Total other income (expense)	€(2,746)	€(1,683)		€(4,429)	€(8,953)	€(133)		€(9,086)

Income before income taxes	9,213	(1,272)		7,941	19,471	2,920		22,391
Income tax expense (benefit)	1,999	(310)	(5)	1,689	3,273	564	(5)	3,837

Net income before minority interest	€7,214	€(962)		€6,252	€16,198	€2,356		€18,554

Loss/(Profit) attributable to minority interests	(1,256)	1,146	(1)	(110)	(1,832)	1,191	(1)	(641)

Net income	€5,958	€184		€6,142	€14,366	€3,547		€17,913

Earnings per share
Basic and diluted net income per share	€0.20			€0.21	€0.49			€0.61

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock/Variable compensation plan expenses

(3)	Amortization of intangibles

(4)	Mark to market derivatives

(5)	Fiscal effect of previous adjustments
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Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended September 30, 2007				Nine months ended September 30, 2007
	GAAP	Adjustments		Proforma	GAAP	Adjustments		Proforma
Revenues	€128,643	€(4,549)	(1)	€124,094	€406,602	€(15,506)	(1)	€391,096
Cost of revenues	97,953	(4,035)	(1)	93,918	312,857	(15,371)	(1)	297,486

Gross profit	€30,690	€(514)		€30,176	€93,745	€(135)		€93,610

General and administrative	10,529	(691)	(2)	9,838	36,946	(2,072)	(2)	34,874
Sales and marketing	4,569			4,569	12,816			12,816
Research and development	4,105			4,105	13,864			13,864
Depreciation and amortization	2,360	(767)	(3)	1,593	7,523	(2,315)	(3)	5,208

Total operating expenses	€21,563	€(1,458)		€20,105	€71,149	€(4,387)		€66,762

Income from operations	9,127	944		10,071	22,596	4,252		26,848
Financial (expense), net	(4,192)	1,626	(4)	(2,566)	(9,116)	2,677	(4)	(6,439)
Income from companies under equity method	—	—		—	—	—		—

Total other income (expense)	€(4,192)	€1,626		€(2,566)	€(9,116)	€2,677		€(6,439)

Income before income taxes	4,935	2,570		7,505	13,480	6,929		20,409
Income tax expense (benefit)	1,033	721	(5)	1,754	1,266	2,008	(5)	3,274

Net income before minority interest	€3,902	€1,849		€5,751	€12,214	€4,921		€17,135

Loss/(Profit) attributable to minority interests	(302)	346	(1)	44	50	90	(1)	140

Net income	€3,600	€2,195		€5,795	€12,264	€5,011		€17,275

Earnings per share
Basic and diluted net income per share	€0.12			€0.20	€0.42			€0.59

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock/Variable compensation plan expenses

(3)	Amortization of intangibles

(4)	Mark to market derivatives

(5)	Fiscal effect of previous adjustments
Continued

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues
Energy	€46,291	€52,470	€126,545	€164,842
Transportation	77,064	50,948	183,765	155,174
Environment	8,701	6,957	26,597	26,454
Public Administration	5,512	7,226	23,525	29,283
Global Services	32,101	11,042	97,172	30,849

	€169,669	€128,643	€457,604	€406,602

Gross Margin
Energy	25.7%	23.5%	23.8%	21.6%
Transportation	22.2	22.3	23.3	21.9
Environment	6.1	21.3	22.6	25.8
Public Administration	4.9	19.0	10.8	16.4
Global Services	36.7	37.3	33.4	40.5

	24.5%	23.9%	24.9%	23.1%